

Mail Stop 3561

July 20, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Dale Van Voorhis
Chief Financial Officer
Parks! America, Inc.
1300 Oak Grove Road
Pine Mountain, GA 31822

> **Re: Parks! America, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 000-51254**

Dear Mr. Jackson:

We have reviewed your filings and your response dated June 24, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis or Plan of Operation

Results of Operations Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Restatement of Financial Statements, page15

1. Please revise your explanatory note here to indicate the facts and circumstances surrounding the "unrecorded expenses" of $146,914.

Net Sales, page 16

2. In future filings, please remove the non-GAAP measures "EBITDA" and "EBITDA Margin" as your presentation of such measures does not comply with Item 10(e) of Regulation S-K. These measures should be removed throughout your future filings.

3. Please revise your table presented here in future filings to reconcile with the consolidated statements of operations, as presented on page F-5. You should consider adding a "corporate items" column as is done in the tabular presentation in Note 14 – Consolidating Statements of Operations by Entity on page F-23.

Financial Statements

Consolidated Statements of Income, page F-5

4. Pursuant to AICPA Technical Practice Aid 1200.04, the use of the title "Statement of Income" is generally only considered appropriate when net income is reflected for all periods presented. Therefore, please revise future filings with an alternative title for this financial statement.

5. Please revise your presentation of statement of operations in future filings to include impairment of assets, devaluation of notes receivable, and gain (loss) on sale of assets within operating income. Please note your tabular presentation and discussion in Management's Discussion and Analysis on pages 15 and 16 should be similarly revised to present and discuss changes in these operating items.

Note 7 – Discontinued Operations and Reconveyance of tempSERV Assets, Now renamed Park Staffing LLP, page F-17

6. Refer to our previous comment 10.   As previously requested, please provide to us and revise your disclosure to include a tabular calculation of the loss on sale of Park Staffing recognized during fiscal 2008. This table should include line items for each element of the transaction including warrant cancellation and return of common stock, should completely and clearly demonstrate how the loss was calculated, and how each element of the transaction was valued. It should also demonstrate how the discontinued operations loss presented on your statement of operations for 2008 and 2007 reconcile to that as presented in Note 14 in your 2008 Form 10-K. We may have further comment on your response.

Note 13 – Operations by Segment, page F-22

7. Please revise this table in future filings so that contributions to net income from Park Staffing (a discontinued operation) are excluded from the profit measure "income from operations" (total consolidated) since this measure should include only income from continuing operations.

Note 14 – Consolidated Statement of Operations by Entity, page, page F-23

8. If you choose to present this table, please include all fiscal years presented on the face of your financial statements.

Note 15 – Consolidates Balance Sheets by Entity, page F-23

9. If you choose to present this table, please include all fiscal years presented on the face of your financial statements.

10. Please reconcile the amount presented here as discontinued operations to those as presented on the face of your financial statements. The amounts presented currently do not agree.

11. Please amend the Form 8-K filed to announce the closing of the tempSERV purchase to include the financial statements included as Exhibit B in your response.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Statement of Stockholders' Equity, page 7

12. We note from your Statement of Cash Flows (page 8) that the $201,861 note payable to Larry Eastland was forgiven during the first quarter of fiscal 2009. Please revise your financial statements to record this loan forgiveness as a capital contribution. Refer to SAB Topic 5T.

13. As a related matter, please confirm our understanding that the gain on debt forgiveness is included in restructuring charges, net, of $72,224. If our understanding is correct, please explain to us why you believe that classification is appropriate. If our understanding is not correct, please tell us how you recorded the gain on debt forgiveness in your statement of operations.

Statement of Cash Flows, page 8

14. We note that you have presented $201,861 of debt forgiven by a related party as a cash outflow from financing activities. It appears that this forgiveness was a non-cash item that should have been classified in your statement of cash flows as a non-cash adjustment to reconcile from net loss to net cash used in operating activities. Therefore, it appears you should amend your Form 10-Q accordingly.

Note 11 – Restructuring, page 20

15. Please provide to us and revise your future disclosures to include a tabular presentation of the calculation of the $72,000 restructuring charge taken.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief